Correspondence
SCHLUETER & ASSOCIATES, P.C.
1050 Seventeenth Street, Suite 1750
Denver, Colorado 80202
(303) 292-3883
Facsimile (303) 296-8880

January 8, 2010

VIA EDGAR AND FEDERAL EXPRESS
Chris White, Branch Chief
Sandy Eisen
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., NW
Washington, DC 20549

Re:	New Frontier Energy, Inc. Form 10-K for the fiscal year ended February 28, 2009 Amendment and response letter filed September 19, 2009 SEC File No. 0-50472

Dear Mr. White,

On behalf of New Frontier Energy, Inc., (the “Company”), please find the response to the Staff’s comments dated December 9, 2009 (“Staff Letter”) to the Company’s Form 10-K for the fiscal year ended February 28, 2009, as amended on September 14, 2009 (the “Amendment”).

The Staff’s comments are set forth below along with the Company’s responses to those comments.

Form 10-K for the Fiscal Year Ended February 28, 2009, Amendment No. 1 filed September 24, 2009

Financial Statements

Summary of Significant Accounting Policies

Accounting for Oil and Gas Activities, page F-8

1.	We note the impairment analysis that you provided in connection with prior comment number 3. Please address the following additional comments with respect to your analysis:

Chris White, Branch Chief
United States Securities and Exchange Commission
January 8, 2010

a.
Please clarify whether you performed your impairment analysis on a consolidated basis for the capitalized costs associated with your improved developed and undeveloped properties or whether you performed your impairment analysis on a property-by-property basis.  We refer you to the guidance of SFAS 19, paragraph 28.  If your analysis was performed on a property-by-property basis, please provide us with your complete impairment analysis.  If it was not performed on a property-by-property basis, please explain to us why it was not.  For the purpose of our comment, we are assuming that you evaluated the properties as of February 28, 2009 as unproved and not as proved.

Response:

The impairment analysis was performed on the undeveloped acreage in the following prospects:

1.	Slater Dome Field,
2.	the Denver Julesburg Basin area (Weitzel Prospect),
3.	the Gibraltar Peaks Prospect,
4.	the North Slater Dome Prospect,
5.	the Flattops Prospect, and
6.	the Focus Ranch Unit.

The analysis was performed on a prospect-by-prospect basis in accordance with SFAS 19 paragraph 28, due to the relatively large acreage position in each of the prospects and lease costs which are not individually significant or materially different.

The Company’s undeveloped acreage positions were reviewed for impairment on a group/prospect basis.  The base line price per acre was based on the Company’s knowledge of what competing non-affiliated oil and gas exploration companies are paying to acquire undeveloped acreage in the areas where the Company holds undeveloped oil and gas leases.

The producing properties were evaluated in accordance with SFAS No. 144. The Company reviewed the carrying values of the producing properties and the related production assets at the Slater Dome Field. Please note that all of the production assets are within approximately two miles of each other. Upon review, the sum of the undiscounted pretax cash flows was greater than the carrying value of the assets; and accordingly, the carrying value was not written down. Individual assets consisting of producing wells, water disposal equipment and compression equipment were grouped for impairment purposes at the lowest level for which there are identifiable cash flows.  The unamortized cost of said assets was $9,073,093.  Future estimated undiscounted cash flow from operating said assets was approximated to be $11,136,313. Included in the cost assumptions/estimates associated with the revenues, future lease operating expenses  started at $64,770 and with escalations at the rate of 5% per quarter.  As a comparison, average lease operating expenses for the quarter ended February 28, 2009 was $77,000, approximately a 32% decline from the average for the quarter ending November 30, 2008 of $112,000. Furthermore, the Company has been leasing a compressor capable of 3.8 MMCF per day during the fiscal year ended February 28, 2009 which cost $23,000 per month; the Company was in the process of changing the compressor equipment to one with a lesser capacity that will cost approximately $6,000 per month which will result in a $17,000 per month savings.

Chris White, Branch Chief
United States Securities and Exchange Commission
January 8, 2010

b.
Please explain how you determined that using 75% of the forward strip gas price as of April 20, 2009 to calculate the potential future revenues from your developed and completed properties adequately estimates the future revenue that you anticipate receiving from your reserves in those properties as of February 28, 2009.

Response:

The price differential of 75% of the forward strip price is based on historical information of natural gas price received compared to the monthly average Henry Hub/NYMEX price as follows:

	Henry Hub	NFE Price	% of Henry Hub
03/31/08	$9.61	$7.78	80.96%
04/30/08	$10.28	$7.73	75.19%
05/31/08	$11.46	$8.76	76.44%
06/30/08	$12.81	$8.57	66.90%
07/31/08	$11.18	$8.83	78.98%
08/31/08	$8.33	$6.79	81.51%
09/30/08	$7.48	$1.51	20.19%
10/31/08	$6.77	$3.27	48.30%
11/30/08	$6.71	$2.73	40.69%
12/31/08	$5.82	$4.32	74.23%
01/31/09	$5.24	$4.21	80.34%
02/28/09	$4.51	$2.86	63.41%

Average	$8.35	$5.61	67.19%
Median	$7.90	$5.55	71.06%

Average excluding
09/30/08	$8.43	$5.99	70.25%
Median excluding
09/01/08	$8.33	$6.79	81.51%

The above table demonstrates that the average price with the exception of the period from September 2008 to November 2008 was generally in excess of 75% of the Henry Hub/NYMEX spot prices.  The significant decline in prices received in September 2008 is because the Rockies Express Pipeline was shut in during the month of September 2008 and accordingly, there was an oversupply of natural gas in the Rocky Mountain region through the end of 2008.  Furthermore, the Ruby Pipeline servicing the West Coast is expected to be placed in service in early 2011.  The increased takeaway is expected to significantly narrow the spread between the price of gas in the Rocky Mountain region and the Henry Hub/NYMEX.

Chris White, Branch Chief
United States Securities and Exchange Commission
January 8, 2010

c.
Explain how you considered the actual net revenues (revenue less production costs) that you have generated from your developed and completed properties in fiscal years 2009 and 2008 when determining the adequacy of your pricing estimates.  In this respect, it appears from your financial statements that you operated at a loss in fiscal year 2008 and break-even in fiscal year 2009.  In addition, your response states that assuming production approximating 12,100 MMBTU per month, you would lose approximately $65,000 per month on the production of your developed properties.

Response:

The statement in the response dated September 24, 2009 was based upon the information in the table set forth in response to (b) above and assumed a February 2009 price of $2.86 per MMBTU.  The analysis of impairment in accordance with SFAS No. 144 does not presume a constant price when calculating the future revenue stream as is required when calculating a standardized measure of cash flows in reporting oil and gas activities. Accordingly, the Company used the best information available at the time as a measure of the price to be expected, to wit, natural gas forward strip prices by each fiscal quarter through February 28, 2013 (as far out as NYMEX had information for) and estimated the strip prices for the four quarters ending February 28, 2014 to be equal to those for the corresponding quarters ending February 28, 2013.  The reason for utilizing the forward prices is that the Company is of the opinion that the best measure of future prices is defined by the price informed traders in the commodity are willing to commit their funds via the NYMEX.

d.
Please explain how you estimated the production volumes that you would generate from your developed properties.  Explain how this estimate is consistent with the historical production that you have generated from your producing properties.

Response:

The production volumes were estimated based upon the independent reservoir engineer’s report for the fiscal year ended February 29, 2008 adjusted for fiscal year ended February 28, 2009 production.   The estimated total future production as calculated was 4,025 MMCF and an estimate as of December 31, 2009 showed the estimated total future production capability to approximate 4,443 MMCF.

Chris White, Branch Chief
United States Securities and Exchange Commission
January 8, 2010

e.	Explain how you updated your analysis through the first six months of fiscal year 2010. In this respect, we note that you continue to generate losses from your oil and gas sales in 2010.

Response:

The impairment analysis for the six months ended August 31, 2009 was conducted in the same manner as the year end analysis after factoring in reduction in costs arising from the participation agreement with Entek GRB LLC (“Entek”) as disclosed in the Form 8-K dated August 7, 2009.  The primary terms of which are summarized as follows:

Pursuant to the Participation Agreement, Entek has the right to participate in the exploration and development of the Underlying Leases, and the right to earn assignments of interests in the Assets in three phases. On August 10, 2009, Entek irrevocably committed to expend $3.0 million (the “Phase 1 Funds”) and earned 16.25% (the “Phase 1 Interests”) of the Company’s interest in the Assets. Between the first anniversary date and the second anniversary date of the Participation Agreement, Entek has the right but not the obligation to expend $4.0 million (the “Phase 2 Funds”) and earn an additional 16.25% (the “Phase 2 Interests”) of the Company’s interest in the Assets. Between the second anniversary date and the third anniversary date of the Participation Agreement, Entek has the right but not the obligation to expend $4,538,500 (the “Phase 3 Funds”) and earn an additional 18.4375% (the “Phase 3 Interests”) of the Company’s interest in the Assets. Entek will have the right to become the operator after the completion of Phase 1 and the commencement of Phase 2, subject to certain regulatory and other approvals.

Pursuant to the agreement, the Company’s lease operating expenses along with any development costs are to be paid for by the venture formed with Entek.  As of the date of this letter, Entek has funded Phase 1 pursuant to the terms of the Participation Agreement.

2.
We note your response to prior comment number 5 with respect to your depletion policy for the assets associated with your unproved properties.  Please clarify how you have determined (i.e., calculated) the ‘estimated recoverable reserves’ that you are using to calculate depletion.  Please explain whether these are reserves that you anticipate that you will be able to produce based on current pricing levels and your continued loss from oil and gas sales.

Chris White, Branch Chief
United States Securities and Exchange Commission
January 8, 2010

         Response:

Estimated recoverable reserves have been calculated utilizing the independent engineer’s analysis of recoverable reserves for producing properties effective February 29, 2008 adjusted for production in the fiscal year ended February 28, 2009.  These estimated recoverable reserves are economic, in as much as the Company’s lease operating expenses are being paid by Entek, pursuant to the participation agreement.

                Depreciation and Depletion, page F-8

3.	Revise to disclose the depletion policy that you are actually applying to your capitalized costs related to your unproved producing reserves.

Response:

The Company hereby requests that Staff to waive this comment and advises that it will include the revised the Depreciation and Depletion policy set forth below in its Form 10-K for the fiscal year ending February 28, 2010.

Depreciation and Depletion

Depreciation and depletion of the capitalized costs for producing oil and gas properties are provided by the unit-of-production method based on unproved producing oil and gas reserves. Uncompleted wells and equipment are reflected at the Company’s incurred cost and represent costs of drilling and equipping oil and gas wells that are not completed as of the balance sheet date. The costs of unproved leases, which become productive, are reclassified to proved properties when proved reserves are discovered in the property. Unproved oil and gas interests are carried at original acquisition costs, including filing and title fees.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Chris White, Branch Chief
United States Securities and Exchange Commission
January 8, 2010

If you have any questions or would like any additional information, please contact the undersigned at the address, telephone and fax number listed above.

Sincerely, SCHLUETER & ASSOCIATES P.C.
/s/ David Stefanski
David Stefanski, Esq.

cc:           New Frontier Energy, Inc.
Stark Winter Schenkein & Co., LLP